# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mid Penn Bancorp, Inc., CIK 0000879635
CUSIP: 59540G107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 2407 Park Drive, Harrisburg, Pennsylvania (PA), 17110
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001548007
Persons authorized to receive notices and communications: Philip A. Norcross, P.O. Box 3189, Palm Beach, Florida (FL), 33480, 561-515-4275; H. Rodgin Cohen, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, 212-558-4000

## Reporting persons
- GAH Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,379; sole dispositive power 0; shared dispositive power 2,436,379; aggregate amount beneficially owned 2,436,379 (9.63% of the class)
  Comment: Rows 8, 10, 11 Footnote: 2,436,379 shares of Common Stock held by GAH Capital, LLC, a wholly owned subsidiary of the GAH Capital Trust. Philip A. Norcross serves as Manager of GAH Capital, LLC and also serves as a Trustee of the GAH Capital Trust. Mr. Norcross has been delegated investment authority over the trust assets from the other Trustees of the GAH Capital Trust. As such, Mr. Norcross may be deemed to have shared beneficial ownership over the Common Shares.
  Row 11 Footnote: The Reporting Person is reporting on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 2,451,458 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.69% of the outstanding shares of Common Stock. See Item 5.
  Row 13 Footnote: For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2026 is 25,296,763, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on April 21, 2026.
- GAH Capital Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,436,379; sole dispositive power 0; shared dispositive power 2,436,379; aggregate amount beneficially owned 2,436,379 (9.63% of the class)
  Comment: Row 4 Footnote: See Item 3.
  Rows 8, 10, 11 Footnote: 2,436,379 shares of Common Stock held by GAH Capital, LLC, a wholly owned subsidiary of the GAH Capital Trust. Philip A. Norcross serves as Manager of GAH Capital, LLC and also serves as a Trustee of the GAH Capital Trust. Mr. Norcross has been delegated investment authority over the trust assets from the other Trustees of the GAH Capital Trust. As such, Mr. Norcross may be deemed to have shared beneficial ownership over the Common Shares.
  Row 11 Footnote: The Reporting Person is reporting on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 2,451,458 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.69% of the outstanding shares of Common Stock. See Item 5.
  Row 13 Footnote: For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2026 is 25,296,763, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on April 21, 2026.
- Philip A. Norcross, individually and in his capacity as Manager and Trustee (CIK 0001548007): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,079; shared voting power 2,436,379; sole dispositive power 15,079; shared dispositive power 2,436,379; aggregate amount beneficially owned 2,451,458 (9.69% of the class)
  Comment: Row 4 Footnote: See Item 3.
  Rows 8, 10, 11 Footnote: 2,436,379 shares of Common Stock held by GAH Capital, LLC, a wholly owned subsidiary of the GAH Capital Trust. Philip A. Norcross serves as Manager of GAH Capital, LLC and also serves as a Trustee of the GAH Capital Trust. Mr. Norcross has been delegated investment authority over the trust assets from the other Trustees of the GAH Capital Trust. As such, Mr. Norcross may be deemed to have shared beneficial ownership over the Common Shares.
  Row 11 Footnote: The Reporting Person is reporting on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 2,451,458 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.69% of the outstanding shares of Common Stock. See Item 5.
  Row 13 Footnote: For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2026 is 25,296,763, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on April 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Mid Penn Bancorp, Inc.
Address of issuer's principal executive offices: 2407 Park Drive, Harrisburg, Pennsylvania (PA), 17110
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2024 (the "Original Schedule 13D") as specifically set forth herein (as so amended, the "Schedule 13D"). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended as follows:

(a) This Statement is being filed jointly on behalf of and by each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"): (i) GAH Capital, LLC, a Delaware limited liability company; (ii) GAH Capital Trust, a Florida trust; and (iii) Philip A. Norcross. The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

On April 30, 2026, General American Capital LLC transferred 2,436,379 shares of Common Stock to GAH Capital, LLC, a Delaware limited liability company (the "Transfer"). GAH Capital Trust, a Florida trust, serves as sole member of GAH Capital, LLC. Philip A. Norcross serves as a Trustee of GAH Capital Trust and as the Manager of GAH Capital, LLC. Each of the Indiana Pacific General Trust, General American Capital LLC and Susan D. Hudson, in her capacity as Trustee of the Indiana Pacific General Trust and Manager of General American Capital LLC, are no longer Reporting Persons for purposes of the Schedule 13D as a result of the Transfer. Susan D. Hudson is no longer deemed to have beneficial ownership of the shares of Common Stock formerly held by General American Capital LLC.
Residence or business address:
Item 2(b) of the Original Schedule 13D is hereby amended as follows:

(i) The business address of GAH Capital, LLC is 222 Royal Palm Way, Palm Beach, Florida 33480.
(ii) The business address of GAH Capital Trust is 222 Royal Palm Way, Palm Beach, Florida 33480.
(iii) The business address of Philip A. Norcross is 222 Royal Palm Way, Palm Beach, Florida 33480.
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended as follows:
(i) The principal business of GAH Capital, LLC is to facilitate investment transactions by the GAH Capital Trust.
(ii) The principal business of GAH Capital Trust is to provide for the security and well-being of George E. Norcross, III's descendants, Alessandra T. Norcross and Alexander S. Norcross. Alessandra T. Norcross is Founder & Chairwoman of PhillyVoice, and Alexander S. Norcross is an Assistant Vice President, Private Banker at Mid Penn Bank, the subsidiary bank of the Issuer. Philip A. Norcross and four other individuals constitute the trustees of the GAH Capital Trust (each, a "Trustee" and, collectively, the "Trustees." The Trustees have delegated full investment authority and the full power to invest and dispose of trust property, including property held through GAH Capital, LLC, to Philip A. Norcross.
(iii) Philip A. Norcross is Managing Shareholder and Chief Executive Officer of Parker McCay P.A., a law firm, with a business address at 2 Cooper Street, Suite 1901, Camden, New Jersey 08102. Philip A. Norcross is also the Manager of GAH Capital, LLC and a Trustee of the GAH Capital Trust, each with the principal business address set forth above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

On April 30, 2026, General American Capital LLC transferred 2,436,379 shares of Common Stock to GAH Capital, LLC, a Delaware limited liability company and a wholly owned subsidiary of GAH Capital Trust, a Florida trust. Philip A. Norcross is a Trustee of GAH Capital Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended as follows:

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock or the Issuer, including any plans to liquidate, merge, or sell the assets of the Issuer, make any other significant change in the business strategy or corporate structure of the Issuer, or effect any changes to the membership of the board of directors or senior executive officers of the Issuer. The Reporting Persons intend, however, to continue to review, on an ongoing and continuing basis, the investment in the Issuer, and may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

On May 1, 2026, the Reporting Persons submitted to the Federal Reserve Bank of Philadelphia a notice to the Board of Governors of the Federal Reserve System under the Change in Bank Control Act of 1978, as amended, seeking non-objection to the proposed acquisition of additional shares of Common Stock to increase the Reporting Persons' aggregate percentage ownership of Common Stock up to a maximum of 24.99%. Any acquisitions of Common Stock are expected to be made in market transactions at the discretion of the Reporting Persons based on numerous factors. There is no assurance that the Reporting Persons will purchase any additional shares of Common Stock but the approvals would allow them to without the need to obtain additional approvals. Under the CIBCA, the Reporting Persons could not acquire more than 9.9% of the shares of Common Stock without prior approval of the Federal Reserve. A similar filing will be made with the Pennsylvania Department of Banking and Securities, pursuant to Section 112 of the Pennsylvania Banking Code of 1965. Approval of the filings would allow future acquisitions above 9.9% up to a maximum of 24.99%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to beneficially own 2,451,458 shares of Common Stock or approximately 9.69% of the outstanding shares of Common Stock. For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2026 is 25,296,763, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on April 21, 2026. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

## Signatures
- GAH Capital, LLC: /s/ Philip A. Norcross, Philip A. Norcross (05/01/2026)
- GAH Capital Trust: /s/ Philip A. Norcross, Philip A. Norcross (05/01/2026)
- Philip A. Norcross, individually and in his capacity as Manager and Trustee: /s/ Philip A. Norcross, Philip A. Norcross (05/01/2026)